EXHIBIT 99.1

ARGONAUT GOLD AND ALIO GOLD ANNOUNCE FRIENDLY AT-MARKET MERGER

TORONTO and VANCOUVER, British Columbia, March 30, 2020 (GLOBE NEWSWIRE) -- Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) (TSX: AR) and Alio Gold Inc. (“Alio” or “Alio Gold”) (TSX, NYSE-A: ALO) are pleased to announce that they have entered into a definitive agreement for an at-market merger (the “Arrangement Agreement”) whereby Argonaut will acquire all of the issued and outstanding shares of Alio (the “Transaction”).  Under the terms of the Arrangement Agreement, all of the Alio issued and outstanding common shares will be exchanged on the basis of 0.67 of an Argonaut common share per each Alio common share (the “Exchange Ratio”).

The Exchange Ratio has been agreed based on the volume-weighted average prices of Argonaut and Alio common shares over the 20 trading days ended on March 27, 2020.  Upon completion of the Transaction, existing Argonaut and Alio shareholders will own approximately 76% and 24% of the pro forma company, respectively, on a fully-diluted, in-the-money basis.

Transaction Highlights

  Creates Diversified Intermediate Producer:
    Diversified platform with production from four operations totaling more than 235,000 gold equivalent ounces1 annually.
    Enhanced asset portfolio and Mineral Reserve and Mineral Resource base.
    Improved geographical diversification with assets in Mexico, USA and Canada.
  Captures Significant Operating and Jurisdictional Synergies:
    Argonaut has demonstrated operational excellence in open pit, heap leach mining over the last decade.
    The Florida Canyon mine is in close proximity to Argonaut’s corporate headquarters.
    Synergies at corporate and asset level G&A.
  Robust Growth Pipeline:
    Strong internal growth optionality from strengthened asset base.
    Mexico: Ana Paula and Cerro del Gallo.
    Canada: Magino.
  Improved Capital Markets Scale:
    Appeals to a broader institutional shareholder base.
    Increases research coverage.
    Improves trading liquidity.
  Financial Flexibility:
    Pro forma $55 million cash and $25 million debt as at December 31, 2019.
    $31 million available from Argonaut’s existing revolving credit facility.
    Improved credit potential from cash flow growth.

Pete Dougherty, President & CEO of Argonaut stated: “This is a transaction which makes sense for both sets of shareholders.  Combining complementary assets into one larger, more relevant company generates significant synergies.  With a solid production base of over 235,000 gold equivalent ounces expected this year, a strong balance sheet and strong cash flow generation at current gold prices, we will be well positioned to evaluate and execute on growth opportunities from within the combined company’s development asset portfolio.”

Benefits to Argonaut Shareholders:

  Enhanced Size: Elevates Argonaut within its peer group through an expanded asset portfolio and market presence.
  Improved Life of Mine Profile: Florida Canyon adds immediate growth and then replaces El Castillo, which is scheduled to close in 2022.
  Diversification: Addition of an operating mine in a market preferred geography (Nevada, USA).
  Improved Growth Profile: Provides immediate growth with additional long-term development optionality.
  Re-rate Potential: Catalyst for a share price re-rate through expanded production base and enlarged corporate size.

Benefits to Alio Shareholders:

  Improved Financial Profile: Removes liquidity restrictions by way of a strengthened pro forma balance sheet, as well as cash flow generation potential from a diversified asset base.
  Ownership: Meaningful participation in a stronger combined company with a strong technical open pit, heap leach skill set.
  Diversification: Exposure to a multi-mine portfolio in low-risk geographies with a long history of profitable, cash generating production.
  Strong Development Pipeline: Enhanced upside potential from a strong suite of growth assets including the Magino project in Ontario, Canada and the Cerro del Gallo project in Guanajuato, Mexico in addition to the Ana Paula project in Mexico.
  Increased Capital Markets Exposure: Increased analyst coverage and share liquidity.
  Re-rate Potential: Catalyst for a share price re-rate through expanded production base and enlarged corporate size.

“This transaction is very positive for Alio Gold shareholders, as it maintains meaningful exposure to the turn-around underway at the Florida Canyon gold mine and the potential of the Ana Paula project, while removing the substantial risk that is inherent in a one-mine company,” said Mark Backens, President and CEO of Alio Gold.  “The combination with Argonaut benefits our shareholders through participation in a larger, well-funded, and more diverse company that has the ability to invest in high-return projects across the portfolio to unlock a significant value re-rating.  Pete and the Argonaut team have a long track record of delivering value from mines very similar to Florida Canyon and we have no doubt that success will continue to benefit all stakeholders.”

Management and Board

Argonaut will continue to be managed by the executive team in Reno, Nevada led by Peter Dougherty as Chief Executive Officer and David Ponczoch as Chief Financial Officer.

Argonaut’s Board of Directors will continue to be led by Chairman, James Kofman and Argonaut has invited two directors from Alio Gold to join the combined board.  Ms. Paula Rogers and Mr. Stephen Lang have been put forward as the Alio Gold members to join Argonaut’s Board.  Committees are expected to be reconstituted at the first board of directors’ meeting following the close of the transaction.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved by the Boards of Directors of Argonaut and Alio, and each board recommends that their respective shareholders vote in favor of the Transaction.

The financial advisor to Argonaut, Scotiabank, has provided a fairness opinion to the Board of Directors of Argonaut that, subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view to Argonaut.  RBC Capital Markets has provided a fairness opinion to the Board of Directors of Alio that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration provided for in the Arrangement Agreement is fair from a financial point of view to the shareholders of Alio.

Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement completed under British Columbia law.  The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Alio at a special meeting of Alio shareholders.  The issuance of Argonaut common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Argonaut voting at a special meeting.  Officers and directors of Alio and Argonaut have entered into voting support agreements, pursuant to which they will vote their common shares held in favour of the Transaction.  In addition to shareholder approvals, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.  The Transaction is also subject to the closing of Alio’s previously announced sale of the San Francisco mine to Magna Gold Corp.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a US$2.0 million termination fee payable to Argonaut under certain circumstances.

Further information regarding the Transaction will be contained in information circulars that each of Argonaut and Alio will prepare, file and mail to their respective shareholders in late April.  All shareholders are urged to read the information circulars once they become available, as they will contain additional important information concerning the Transaction.  The Arrangement Agreement will be filed on the SEDAR profiles of Argonaut and Alio on the SEDAR website at www.sedar.com.  It is anticipated that both shareholder meetings and the closing of the Transaction will take place in the second quarter of 2020.

Advisors and Counsel

Scotiabank acted as financial advisor to Argonaut. Bennett Jones LLP acted as Argonaut’s legal advisor.

Blake, Cassels & Graydon LLP acted as Alio’s legal advisor.

Conference Call and Webcast

Argonaut and Alio will host a joint conference call and webcast today at 9:00 am EDT to discuss the Transaction.  Management from both Argonaut and Alio will participate in the conference call.  Participants may join the conference call using the following call-in details:

Toll Free (US and Canada): 1-888-231-8191
International: 1-647-427-7450
Conference ID: 5088238
Webcast: https://event.on24.com/wcc/r/2250124/0CE9303A1EA09DFABEB18B732FD2A957

Replay Toll Free (US and Canada): 1-855-859-2056

Replay International: 1-416-849-0833

Passcode: 5088238

To be available at www.argonautgold.com and www.aliogold.com

About Argonaut

Argonaut Gold is a Canadian gold company engaged in exploration, mine development and production.  Its primary assets are the El Castillo mine and San Agustin mine, which together form the El Castillo Complex in Durango, Mexico and the La Colorada mine in Sonora, Mexico.  Advanced exploration projects include the Cerro del Gallo project in Guanajuato, Mexico and the Magino project in Ontario, Canada.  The Company continues to hold the San Antonio advanced exploration project in Baja California Sur, Mexico and several exploration stage projects, all of which are located in North America.

About Alio

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:

Dan Symons	Paul Jones
VP, Investor Relations	SVP, Corporate Development
Argonaut Gold Inc.	Alio Gold Inc.
Tel: 416-915-3107	Tel: 604-638-8979
dan.symons@argonautgold.com	paul.jones@aliogold.com

Source: Argonaut Gold Inc.

Source: Alio Gold Inc.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE American accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements
This press release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) and Alio Gold Inc. (“Alio”). Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Argonaut and Alio; expectations with respect to future cash flows from operations, net debt and financial results; the successful completion of proposed acquisitions; metal or mineral recoveries; synergies and financial impact of completed acquisitions; the benefits of the development potential of the properties of Argonaut and Alio; the future price of gold, copper, and silver; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; market volatility and disruptions in many aspects of Argonaut’s and Alio’s business due to a pandemic virus outbreak, such as COVID-19, resulting from government policies restricting mobility assembly, or contact to, employees and suppliers across the global supply chain; and currency exchange rate fluctuations. Except for statements of historical fact relating to Argonaut or Alio, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of the management of Argonaut or Alio at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Argonaut or Alio and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include risks of the mining industry, the spread of COVID-19 and the impact of government policies to ameliorate COVID-19, failure of plant, equipment or processes to operate as anticipated, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and labour disputes.

These factors are discussed in greater detail in Argonaut’s and Alio’s (i) most recent Annual Information Forms, and (ii) most recent Management Discussion and Analysis, which are each filed on Argonaut’s and Alio’s respective SEDAR profiles and provide additional general assumptions in connection with these statements. Argonaut and Alio caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Argonaut and Alio believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this presentation should not be unduly relied upon. These statements speak only as of the date of this presentation.

Although Argonaut and Alio have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Neither Argonaut nor Alio undertakes any obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this document.

1 Gold equivalent ounces are based on a conversion ratio of 80:1 for silver to gold ounces.  The conversion ratios are based on three year trailing average silver to gold exchange ratio.